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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
          St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      FORM 20-F   X       FORM 40-F
                                -----              ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES      NO  X
                                  ----     ----
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     On May 15, 2006, the Midwest Regional Office of the Securities and Exchange
Commission (the "Commission") notified us that it had terminated its private investigation that we disclosed on July 23, 2003 into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002, and that no enforcement action has been recommended to the Commission.

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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMDOCS LIMITED

                                    /s/ Thomas G. O'Brien
                                    ------------------------------
                                    Thomas G. O'Brien
                                    Treasurer and Secretary
                                    Authorized U.S. Representative


Date:   May 17, 2006